
08061293

FFD Financial CORPORATION

2008 Annual Report

First Federal COMMUNITY BANK

Safe. Reliable. Local.

Future First Federal Berlin Office



New Philadelphia Branch
244 West High Ave
New Philadelphia, OH 44663
(330) 308-5555

Sugarcreek Branch
1047 West Main St
Sugarcreek, OH 44681
(330) 852-8888

Boulevard Branch
902 Boulevard
Dover, OH 44622
(330) 602-9999

Dover Main Office: 321 N. Wooster Ave. • Dover, OH 44622 •(330) 364-7777 • Pictured on cover



MESSAGE TO SHAREHOLDERS

Dear Shareholder:

On behalf of the board of directors, management team and staff of FFD Financial Corporation and its subsidiary, First Federal Community Bank, it is a pleasure to present our 2008 Annual Report. Highlights for fiscal 2008 include:

- Conversion of Sugarcreek office to a full-service branch
- Purchase of land in Berlin, Ohio located in Holmes County, for construction of our fifth full-service office
- Increase of our dividend paid to shareholders of over 17%
- The net book value of your shares increased to $16.99 from $16.55 in fiscal 2007
- SNL Financial ranked FFD Financial 4th in the nation as best performing among the 104 Thrifts[1] in this category

It goes without saying that this past fiscal year was one of the most challenging economic environments in recent times. Despite these challenges, our company performed well, reporting earnings for the fiscal year-ended June 30, 2008 of over $1.1 million ($1.08 per diluted share). This was a 28% decrease compared to net earnings of $1.6 million ($1.44 per diluted share) in fiscal 2007. Significantly impacting earnings for fiscal 2008 was the increase in allowance for loan losses. A provision for loan losses of $858,000 was taken during the fiscal year to cover net charge-offs and to bolster our coverage ratio from 0.60% ending June 30, 2007 to 0.94% of total loans at June 30, 2008. The provision increase in fiscal 2008 over fiscal 2007 was $583,000 (approximately $0.36 per share after tax) or 212%. We believe the increase is appropriate given the economic circumstances in the State of Ohio and Midwest, the increase in delinquency ratios, and overall condition of the housing market. We will continue to monitor economic conditions which may warrant additional provisions in future periods.

Credit quality continues to remain a vigilant focus of our organization. We are proud of our conservative credit culture, which has allowed our company to perform better than our peers, by most, if not all measures during the current economic downturn. For the year-ended June 30, 2008, our non-performing assets were 0.64% of assets, well below the average for Ohio publicly traded commercial banks and thrifts (1.02% and 2.42% respectively).[2] Our net charge-off ratio was 0.17% of average assets, well below the net charge off ratios of all FDIC insured financial institutions which averaged 0.72% for the last four reported quarters.[3]

We made several strategic moves this year including the conversion of our Sugarcreek office to a full-service office, the closing of our Coshocton office, and the purchase of land in Holmes County for the construction of our fifth full-service office located in Berlin, Ohio. As noted in the picture on the left inside cover, the new Berlin office will be a beautiful facility in a promising area. As we evaluated our opportunities in Sugarcreek and Holmes County, we came to the conclusion that closing the Coshocton limited-service facility would allow us to better focus on growth in these areas. Our reception in Sugarcreek and Holmes County has been beyond our expectations. The general economy and business environment as well as the close proximity of our corporate office make Sugarcreek and Holmes County a better fit with our growth plans. The architectural plans for the new office are nearly complete, and we are ready to accept construction bids. We anticipate this office will be completed and open by mid-2009.

1-source-SNL Financial, May 2, 2008 Annual Thrift Rankings; Table 7-Best financial performance by 104 smallest public thrifts for calendar 2007
2-source-Keefe, Bruyette, & Woods, Inc. as of 6/30/08
3-source-Federal Deposit Insurance Corporation compilation statistics of all insured financial institutions as of July 2008.



In fiscal 2008 our total assets grew over 5% to $181.7 million from $173.0 million in fiscal 2007. Growth in loans was muted as the effects of the difficult housing market and the general economic conditions slowed demand considerably. Deposit growth was slowed by two factors in particular, including the closing of our Coshocton office and significant interest rate pressure from a couple of large competitors. We have chosen to prudently manage our interest rate risk by not "paying-up" for deposits to match these large competitors. This strategy helped us to maintain a healthy 3.92% net interest margin (down from 4.10% in fiscal 2007). Although due to our asset sensitive balance sheet, we expect further deterioration in net interest margin in fiscal 2009 if interest rates remain low.

At First Federal Community Bank, we remain proud of our employee's willingness to give back to the communities that have been so good to us. We really do believe in "Investing in our Community" and it shows as you peruse the special section on page 50 of this Annual Report. We commend their willingness to give generously of their time, talents, and financial resources to improve the civic, cultural, educational, and economic conditions in our area.

As we look forward to 2009 a number of challenges remain on the horizon, including an uncertain housing market and general economy, and the increasing cost of gasoline and other energy related items. We also recognize the decline in financial industry stocks over the fiscal period, including ours. In spite of the challenges, we're optimistic about our market position and longer term prospects for growth. As we have done in past years, we will continue to focus on profitably growing the company, controlling costs, and continuing the strong dividend. We believe this strategy will continue to improve the value of your investment in FFD Financial Corporation. We remain committed to our shareholders, our community, and our staff, and we appreciate your confidence and support.

Sincerely,



Trent B. Troyer
President and Chief Executive Officer



E. L. Loader
Chairman of the Board



BUSINESS OF FFD FINANCIAL CORPORATION

FFD Financial Corporation ("FFD" or the "Corporation") is the holding company for First Federal Community Bank ("First Federal" or the "Bank"), a federal savings bank. Since its formation in 1996, FFD's activities have been limited primarily to holding the common shares of First Federal.

First Federal's business involves attracting deposits from individual and business customers and using those deposits to originate loans in its market area, consisting of Tuscarawas and contiguous counties in Ohio. The Bank provides a full array of deposit products including checking, savings, health savings, money market, and individual retirement accounts, and certificates of deposit. First Federal originates residential and home equity loans, construction loans, commercial real estate loans, business loans and consumer loans. The Bank also invests in securities consisting primarily of United States government and government agency obligations and mortgage-backed securities.

Funds for lending and investing activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), from Federal Home Loan Bank ("FHLB") advances, loan sales and principal repayments on loans, investments and mortgage-backed securities. First Federal conducts business from its main office in Dover, Ohio, and branches in Dover, New Philadelphia, and Sugarcreek, Ohio. Additionally, the Bank provides access to its products and services via the Internet at www.onlinefirstfed.com.

FFD is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). First Federal is subject to regulation, supervision and examination by the OTS and the FDIC. First Federal is also a member of the FHLB of Cincinnati.

MARKET PRICE OF FFD'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

There were 1,072,294 common shares of FFD outstanding on September 5, 2008. FFD's common shares are listed on the NASDAQ Capital Market ("NASDAQ") under the symbol "FFDF."

The following table sets forth the high and low sales prices for FFD's common shares on NASDAQ, and the dividends declared per share, for each quarter of fiscal years 2007 and 2008.

	High Trade	Low Trade	Cash Dividends Declared
Fiscal 2007			
Quarter Ended			
September 30, 2006	$17.00	$15.00	$.12
December 31, 2006	18.00	15.24	.14
March 31, 2007	18.51	15.96	.14
June 30, 2007	16.90	15.54	.14
	High Trade	**Low Trade**	**Cash Dividends Declared**
Fiscal 2008			
Quarter Ended			
September 30, 2007	$16.49	$13.61	$.14
December 31, 2007	15.39	14.15	.165
March 31, 2008	17.50	14.35	.165
June 30, 2008	15.00	12.66	.165

FFD's income consists primarily of dividends which may periodically be declared and paid by the Board of Directors of First Federal on the shares held by FFD. In addition to certain federal income tax considerations, OTS regulations limit the payment of dividends and other capital distributions by savings associations. For example, First Federal is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the conversion to stock form or applicable regulatory capital requirements prescribed by the OTS.



SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following table sets forth certain information concerning FFD's consolidated financial condition, earnings and other data at the dates and for the periods indicated.

Selected consolidated financial condition data:	**2008**	**2007**	**At June 30, 2006** (In thousands)	**2005**	**2004**
Total amount of:					
Assets	$181,738	$172,994	$161,233	$148,595	$135,892
Interest-bearing deposits	11,347	7,162	6,288	5,672	8,821
Investment securities available for sale – carried at fair value	5,623	3,448	3,353	3,485	4,402
Mortgage-backed securities available for sale – carried at fair value	243	267	431	500	630
Mortgage-backed securities held to maturity - at cost	80	97	130	220	395
Loans receivable - net (1)	156,232	153,947	143,877	131,493	114,505
Deposits	141,332	139,922	121,919	111,495	105,446
FHLB advances	20,595	13,131	18,428	17,880	12,669
Shareholders' equity	18,180	18,135	18,363	17,438	16,738

Summary of earnings:	**2008**	**For the year ended June 30, 2007**	**2006** (In thousands, except per share data)	**2005**	**2004**
Interest income	$11,815	$11,472	$9,475	$7,073	$6,360
Interest expense	5,141	4,969	3,649	2,521	2,487
Net interest income	6,674	6,503	5,826	4,552	3,873
Provision for losses on loans	858	275	160	11	25
Net interest income after provision for losses on loans	5,816	6,228	5,666	4,541	3,848
Other income	586	580	599	917	616
Noninterest expense	4,622	4,342	4,203	3,813	3,423
Earnings before income taxes	1,780	2,466	2,062	1,645	1,041
Federal income taxes	610	843	710	559	354
Net earnings	$1,170	$1,623	$1,352	$1,086	$687
Earnings per share					
Basic	$1.08	$1.45	$1.15	$.94	$.59
Diluted	$1.08	$1.44	$1.13	$.92	$.58

(1) Includes loans held for sale.



Selected financial ratios and other data:	At or for the year ended June 30, 2008	2007	2006	2005	2004
Return on average assets	0.66%	0.98%	0.87%	0.78%	0.50%
Return on average equity	6.42	8.95	7.56	6.39	4.05
Interest rate spread	3.66	3.77	3.73	3.24	2.79
Net interest margin	3.92	4.10	3.94	3.41	2.97
Other expense to average assets	2.61	2.61	2.70	2.73	2.50
Average equity to average assets	10.31	10.90	11.48	12.14	12.40
Nonperforming and impaired assets to total assets	1.02	0.47	0.79	0.82	0.84
Nonperforming and impaired loans to total loans	1.17	0.52	0.86	0.90	0.98
Delinquent loans to total loans [(1)]	1.45	0.90	0.93	1.02	1.18
Allowance for loan losses to total loans	0.94	0.60	0.52	0.57	0.67
Allowance for loan losses to nonperforming and impaired loans	80.15	115.38	59.17	62.99	68.09
Average interest-earning assets to average interest-bearing liabilities	108.46	108.88	108.46	108.86	109.27
Dividend payout ratio	59.40	37.70	40.87	46.28	70.34
Number of full service offices	4	3	3	3	3

---

(1) Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

FFD's principal business is owning all of First Federal's outstanding stock. As a result, the discussion that follows focuses on First Federal's financial condition and results of operations. The following discussion and analysis of the financial condition and results of operations of FFD and First Federal should be read in conjunction with, and with reference to, the consolidated financial statements, and the notes thereto, included in this Annual Report.

Forward-Looking Statements

Certain statements contained in this Annual Report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes" and similar expressions as they relate to FFD, First Federal or thier management are intended to identify such forward looking statements. FFD's and First Federal's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgments in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following critical accounting policies are based upon judgments and assumptions by management that include inherent risks and uncertainties.

The allowance for loan losses is an accounting estimate of probable, but unconfirmed, asset impairment that has occurred in the Corporation's loan portfolio as of the date of the consolidated financial statements, but before losses have been confirmed via a recorded charge-off or write-down. It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

- Local market areas and national economic developments;
- Levels of, and trends in, delinquencies and impaired loans;
- Levels of, and trends in, recoveries of prior charge-offs;
- Adverse situations that may affect specific borrowers' ability to repay;
- Effects of any changes in lending policies and procedures;
- Credit concentrations;
- Volume and terms of loans; and
- Current collateral values, where appropriate.

When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically in an effort to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).



The Corporation accounts for its allowance for losses on loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Both Statements require the Corporation to evaluate the collectibility of both contractual interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

A loan is impaired under SFAS No. 114 when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one- to four-family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment in accordance with SFAS No. 5.

It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, once a collateral dependent loan becomes more than ninety days delinquent, it is considered to constitute more than a minimum delay in repayment and is evaluated for impairment under SFAS No. 114 at that time.

CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2007 TO JUNE 30, 2008

The Corporation's assets at June 30, 2008, totaled $181.7 million, an $8.7 million, or 5.1%, increase from the June 30, 2007 total. The increases were comprised primarily of increases of $4.0 million in cash and cash equivalents, $2.9 million in loans receivable, $2.2 million in investment securities available for sale and $373,000 in additional assets, including premises and equipment, Federal Home Loan Bank stock and loan servicing rights, which were partially offset by decreases of $624,000 in loans held for sale, $62,000 in accrued interest receivable, $41,000 in mortgage-backed securities available for sale and held to maturity and $2,000 in prepaid expenses and other assets.

Cash and interest-bearing deposits totaled $13.0 million at June 30, 2008, an increase of $4.0 million, or 44.5%, from June 30, 2007. Investment securities available for sale totaled $5.6 million at June 30, 2008, an increase of $2.2 million, or 63.1% from June 30, 2007. Called investment securities totaled $3.5 million and purchases were made totaling $5.7 million during the fiscal year ended June 30, 2008.

Mortgage-backed securities totaled $323,000 at June 30, 2008, a $41,000, or 11.3%, decrease from the total at June 30, 2007, due primarily to principal repayments.

Loans receivable, including loans held for sale, totaled $156.2 million at June 30, 2008, an increase of $2.3 million, or 1.5%, from the June 30, 2007 total. The portfolio of loans secured by one- to four-family residential real estate decreased by $2.1 million to $64.0 million at June 30, 2008. Loans secured by nonresidential real estate and land totaled $64.1 million at June 30, 2008, compared to $58.1 million at June 30, 2007. Commercial loans totaled $17.4 million at June 30, 2008, compared to $16.6 million at June 30, 2007. Net loan originations decreased by $2.8 million, or 23.0%, compared to fiscal 2007. The slower fixed-rate residential mortgage market contributed to the decline in loan originations.

The allowance for loan losses totaled $1.5 million and $930,000 at June 30, 2008 and 2007, respectively, which represented .94% and .60% of total loans and 80.2% and 115.4% of nonperforming and impaired loans at those respective dates. Nonperforming and impaired loans totaled $1.8 million and $806,000 at June

30, 2008 and 2007, respectively. Management believes that the Bank's nonperforming and impaired loans at June 30, 2008 are either adequately collateralized or have sufficient specific reserves for any anticipated loss on such loans. Although management believes that the allowance for loan losses at June 30, 2008, was adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect the Corporation's net earnings.

Deposits totaled $141.3 million at June 30, 2008, a $1.4 million, or 1.0%, increase over total deposits at June 30, 2007. This increase resulted primarily from management's efforts to generate deposit growth through advertising, relationship banking strategies and deposit growth at the Sugarcreek branch office.

FHLB advances totaled $20.6 million at June 30, 2008, a $7.5 million, or 56.8%, increase from June 30, 2007. Proceeds from FHLB advances were used to fund loan and investment growth.

Shareholders' equity totaled $18.2 million at June 30, 2008, an increase of $45,000 from June 30, 2007 levels. This increase was due primarily to net earnings of $1.2 million and $36,000 from activity related to stock based compensation plan, which were partially offset by dividends paid of $695,000, purchases of treasury shares totaling $416,000, and $50,000 in unrealized losses from the mark to market of securities available for sale.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2007 AND 2008

FFD's consolidated net earnings depend primarily on its level of net interest income, which is the difference between interest earned on FFD's interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is substantially affected by FFD's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as by the average balance of interest-earning assets compared to interest-bearing liabilities.

General. FFD's net earnings totaled $1.2 million for the fiscal year ended June 30, 2008, a decrease of $453,000 or 27.9%, compared to fiscal 2007. The decrease in net earnings resulted from increases of $583,000, or 212.0%, in the provision for loan losses and $280,000, or 6.4%, in noninterest expense, which were partially offset by increases of $171,000, or 2.6%, in net interest income and $6,000, or 1.0%, in noninterest income and a decrease of $233,000, or 27.6%, in income tax expense.

Net Interest Income. Total interest income increased by $343,000, or 3.0%, to a total of $11.8 million for the year ended June 30, 2008 compared to $11.5 million for the fiscal year ended June 30, 2007. Interest income on loans increased by $395,000, or 3.6%, due primarily to a $10.3 million, or 7.0%, increase in the average loan portfolio balance outstanding year to year, which was partially offset by a 23 basis point decrease in the average yield, to 7.16% in fiscal 2008. Interest income on mortgage-backed securities decreased by $4,000, or 14.8%, due primarily to a $84,000, or 19.8%, decrease in the average balance outstanding, which was partially offset by a 39 basis point increase in the average yield earned on such securities, to 6.74% in fiscal 2008. Interest income on investment securities increased by $43,000 due primarily to a $624,000, or 18.2%, increase in the average balance outstanding and a 36 basis point increase in the average yield earned on such securities, to 4.89%. Interest income on interest-bearing deposits decreased by $91,000, or 23.3% due primarily to a 155 basis point decrease in the average yield to 3.76%, which was partially offset $607,000, or 8.3%, increase in the average balance outstanding year to year. Decreases in the average yields on interest-earning assets were due primarily to the overall decrease in interest rates in the economy. Increases in average yields on investment securities was due primarily to increases in rates on adjustable investments.

Interest expense on deposits increased by $187,000, or 4.4%, for the year ended June 30, 2008, compared to fiscal 2007, due primarily to an increase in the average deposit portfolio balance outstanding year to year of $7.9 million, or 6.0%, which was partially offset by a decrease of four basis points in the average cost of deposits to 3.16%.

Interest expense on borrowings decreased by $15,000, or 2.0%, due primarily to a 107 basis point decrease in the average cost of such borrowings, to 4.24%, which was partially offset by an increase of $3.2 million, or 22.6%, in the average balance of advances outstanding.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $171,000, or 2.6%, for the fiscal year ended June 30, 2008, compared to fiscal 2007. The interest rate spread was 3.66% for the fiscal year ended June 30, 2008, compared to 3.82% for fiscal 2007, while the net interest margin was 3.92% in fiscal 2008, compared to 4.10% in fiscal 2007.

Provision for Loan Losses. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $858,000 for the year ended June 30, 2008, an increase of $583,000 compared to fiscal 2007. First Federal's fiscal 2008 provision was predicated primarily on the overall decline in the real estate market, growth in the loan portfolio year over year, increase in nonperforming and impaired loans, management's assessment of economic factors and specific loss allocation on impaired loans. There can be no assurance that First Federal's loan loss allowance will be adequate to cover losses on nonperforming assets in the future, and if additions to the allowance are required, it may adversely affect the Corporation's net earnings.

Noninterest Income. Noninterest income totaled $586,000 for the fiscal year ended June 30, 2008, an increase of $6,000 or 1.0% from fiscal 2007. This increase resulted primarily from increased ATM fees and service charges on loans sold, which were partially offset by decreases in insufficient funds fees.

Noninterest Expense. Noninterest expenses totaled $4.6 million for the fiscal year ended June 30, 2008, an increase of $280,000, or 6.4%, compared to fiscal 2007. The increase resulted from increases of $117,000, or 6.0%, in employee and director compensation and benefits, $74,000, or 14.7%, in other expenses, $64,000, or 15.6%, in occupancy and equipment, $45,000, or 20.5%, in professional and consulting fees, $24,000 or 22.9%, in ATM processing, $19,000, or 9.4%, in checking account maintenance expense, $19,000, or 5.8%, in data processing, and $8,000, or 3.6%, in franchise tax, which were partially offset by decreases of $64,000, or 29.5%, in advertising and $26,000, or 14.0%, in postage and stationary supplies.

The increase in employee and director compensation and benefits included increases of $196,000 in wages, bonus and related benefit expenses and $29,000 in 401(k) benefits, which were partially offset by decreases of $113,000 in ESOP expense from the maturity of the plan, $6,000 in employee training and education, $1,000 in miscellaneous expenses and a $17,000 increase in deferred loan origination costs. The increase in wages and related expenses was due to increases in the size of staff, salaries, and incentive compensation. The increase in the 401(k) benefits was due to the implementation of the plan to replace the ESOP in February of 2007, providing five months of expense for fiscal 2007 and twelve months of expense for fiscal 2008.

Federal Income Taxes. The provision for federal income taxes totaled $610,000 for the fiscal year ended June 30, 2008, a decrease of $233,000, or 27.6%, compared to fiscal 2007. The decrease resulted primarily from a $686,000, or 27.8%, decrease in earnings before taxes. FFD's effective tax rates were 34.3% and 34.2% for the fiscal years ended June 30, 2008 and 2007, respectively.



AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table sets forth certain information relating to FFD's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

	Year ended June 30,								
	2008			2007			2006		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable	$157,810	$11,295	7.16%	$147,519	$10,900	7.39%	$136,953	$8,949	6.53%
Mortgage-backed securities	341	23	6.74	425	27	6.35	659	35	5.31
Investment securities	4,049	198	4.89	3,425	155	4.53	3,441	151	4.39
Interest-bearing deposits and other	7,949	299	3.76	7,342	390	5.31	6,804	340	5.00
Total interest-earning assets	170,149	11,815	6.94	158,711	11,472	7.23	147,857	9,475	6.41
Non-interest-earning assets	6,691			7,607			7,857		
Total assets	$176,840			$166,318			$155,714		
Interest-bearing liabilities:									
Deposits	$139,347	4,397	3.16	$131,467	4,210	3.20	$118,644	2,844	2.40
Borrowings	17,531	744	4.24	14,295	759	5.31	17,683	805	4.55
Total interest-bearing liabilities	156,878	5,141	3.28	145,762	4,969	3.41	136,327	3,649	2.68
Non-interest-bearing liabilities	1,726			2,430			1,512		
Total liabilities	158,604			148,192			137,839		
Shareholders' equity	18,236			18,126			17,875		
Total liabilities and shareholders' equity	$176,840			$166,318			$155,714		
Net interest income		$6,674			$6,503			$5,826	
Interest rate spread			3.66%			3.82%			3.73%
Net interest margin (net interest income as a percent of average interest-earning assets)			3.92%			4.10%			3.94%
Average interest-earning assets to average interest-bearing liabilities			108.46%			108.88%			108.46%

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected FFD's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by prior year rate), (ii) changes in rate (changes in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended June 30,					
	2008 vs. 2007 Increase (decrease) due to			2007 vs. 2006 Increase (decrease) due to		
	Volume	**Rate**	**Total**	**Volume**	**Rate**	**Total**
	(In thousands)					
Interest income attributable to:						
Loans receivable	$744	$(349)	$395	$724	$1,227	$1,951
Mortgage-backed securities	(6)	2	(4)	(14)	6	(8)
Investment securities	30	13	43	(1)	5	4
Interest-bearing deposits and other	30	(121)	(91)	28	22	50
Total interest income	798	(455)	343	737	1,260	1,997
Interest expense attributable to:						
Deposits	249	(62)	187	333	1,033	1,366
Borrowings	154	(169)	(15)	(168)	122	(46)
Total interest expense	403	(231)	172	165	1,155	1,320
Increase in net interest income	$395	$ (224)	$ 171	$572	$ 105	$ 677



ASSET AND LIABILITY MANAGEMENT

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, First Federal uses the "net interest income" ("NII") and "net portfolio value" ("NPV") methodologies. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. NII is interest income minus interest expense. Interest rate risk is estimated as the percent and dollar changes in NII and NPV projected to occur should the yield curve instantaneously shift up or down in a parallel fashion from its beginning or base position. The base case rate scenario is defined by the prevailing rate environment and is held constant throughout the simulation. Rate shock scenarios are derived by adding to or subtracting from base case rates.

Presented below, as of June 30, 2008 and 2007, is an analysis of First Federal's interest rate risk as measured by changes in NII and NPV for instantaneous and sustained parallel shifts of +100, +200 and +300 and -100, -200 and -300 basis points in market interest rates.

June 30, 2008

	Net Interest Income			Net Portfolio Value		
Projected interest rate scenario	**Estimated NII**	**Change from base**	**Percent change from base**	**Estimated value**	**Change from base**	**Percent change from base**
+300	$7,281	$ 561	8.34%	$20,357	$(3,826)	(15.82)%
+200	6,994	274	4.07	20,904	(3,279)	(13.56)
+100	6,766	46	.68	22,010	(2,173)	(8.99)
Base	6,720	-	-	24,183	-	-
-100	6,660	(60)	(.89)	26,094	1,911	7.90
-200	6,479	(241)	(3.59)	27,918	3,735	15.45
-300	6,179	(541)	(8.05)	30,046	5,863	24.25

June 30, 2007

	Net Interest Income			Net Portfolio Value		
Projected interest rate scenario	**Estimated NII**	**Change from base**	**Percent change from base**	**Estimated value**	**Change from base**	**Percent change from base**
+300	$7,022	$ 405	6.12%	$19,805	$ (710)	(3.46)%
+200	6,992	375	5.66	20,226	(290)	(1.41)
+100	6,854	237	3.58	20,487	(29)	(0.14)
Base	6,617	-	-	20,515	-	-
-100	6,425	(192)	(2.91)	20,794	279	1.36
-200	6,100	(517)	(7.81)	20,595	80	0.39
-300	5,601	(1,016)	(15.36)	20,082	(434)	(2.11)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NII and NPV approaches. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.



LIQUIDITY AND CAPITAL RESOURCES

First Federal's principal sources of funds are deposits, proceeds from loan sales, principal repayments on loan and mortgage-backed securities, maturities of investment securities and other funds provided by operations. First Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and principal prepayments are more influenced by interest rates, general economic conditions and competition. First Federal maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2008, First Federal had commitments to originate loans, including unused lines of credit, totaling $32.1 million. Management anticipates that such loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2008 and 2007:

	Year ended June 30,	
	2008	2007
	(In thousands)	
Net earnings	$ 1,170	$ 1,623
Adjustments to reconcile net earnings to net cash from operating activities	1,527	253
Net cash from operating activities	2,697	1,876
Net cash used in investing activities	(6,462)	(10,929)
Net cash from financing activities	7,781	10,394
Net change in cash and cash equivalents	4,016	1,341
Cash and cash equivalents at beginning of year	9,033	7,692
Cash and cash equivalents at end of year	$ 13,049	$ 9,033

The following table sets forth information regarding the Bank's obligations and commitments including undisbursed loans in process, to make future payments under contract as of June 30, 2008:

	Payments due by period					
	Less than 1 year	1-2 years	2-3 years	3-4 years	More than 4 years	Total
			(In thousands)			
Contractual obligations:						
Advances from the Federal Home Loan Bank	$ 3,647	$ 1,243	$ 2,881	$6,356	$ 6,468	$ 20,595
Certificates of deposit	60,328	10,518	3,425	1,424	832	76,527
Amount of commitments expiring per period						
Commitments to originate loans:						
Overdraft lines of credit	849	-	-	-	-	849
Home equity lines of credit	15,191	-	-	-	-	15,191
Commercial lines of credit	14,618	-	-	-	-	14,618
One- to four-family and multi-family loans	208	-	-	-	-	208
One- to four-family commitment to sell	350	-	-	-	-	350
Non-residential real estate and land loans	847	-	-	-	-	847
Non-mortgage loans	-	-	-	-	-	-
Standby letters of credit	968	-	-	-	-	968
Total contractual obligations	$97,006	$11,761	$ 6,306	$7,780	$7,300	$130,153

First Federal is required by applicable law and regulation to meet certain minimum capital standards, which include a tangible capital requirement, a core capital requirement or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires a savings institution to maintain "tangible capital" of not less than 1.5% of the institution's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations generally require savings institutions to maintain core capital of at least 4% of the institution's total assets, except for those institutions with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings institutions maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which for First Federal includes a general loan loss allowance of $1.5 million at June 30, 2008.

First Federal exceeded all of its capital requirements and was "well-capitalized" under OTS regulations at June 30, 2008. Note L – Regulatory Capital summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2008 and 2007.

REPORT OF MANAGEMENT ON THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING

September 12, 2008

Management of FFD Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management of FFD Financial Corporation including the Chief Executive Officer and the Chief Financial Officer, has assessed the Corporation's internal control over financial reporting as of June 30, 2008, based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Corporation's internal control over financial reporting was effective as of June 30, 2008, based on specified criteria.

This annual report does not include an attestation report of the Corporation's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Corporation's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management's report in this annual report.



Trent B. Troyer
President and Chief Executive Officer



Robert R. Gerber
Chief Financial Officer

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
FFD Financial Corporation
Dover, Ohio

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFD Financial Corporation as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.



Crowe Horwath LLP

Cleveland, Ohio
September 12, 2008

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2008 and 2007
(In thousands, except share data)

ASSETS	2008	2007
Cash and due from financial institutions	$ 1,702	$ 1,871
Interest-bearing deposits in other financial institutions	6,347	7,162
Federal Funds sold	5,000	-
Cash and cash equivalents	13,049	9,033
Investment securities available for sale	5,623	3,448
Mortgage-backed securities available for sale	243	267
Mortgage-backed securities held to maturity, fair value 2008 - $81, 2007 - $98	80	97
Loans receivable - net of allowance of $1,482 and $930	156,232	153,323
Loans held for sale	-	624
Premises and equipment, net	2,589	2,280
Federal Home Loan Bank stock, at cost	2,389	2,327
Loan servicing rights	663	661
Accrued interest receivable	621	683
Prepaid expenses and other assets	249	251
Total assets	$ 181,738	$ 172,994
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Non-interest bearing	$ 10,729	$ 9,984
Interest bearing	130,603	129,938
Total deposits	141,332	139,922
Federal Home Loan Bank advances	20,595	13,131
Accrued interest payable	186	225
Accrued and deferred federal income taxes	174	409
Other liabilities	1,271	1,172
Total liabilities	163,558	154,859
Commitments (Note K)		
Shareholders' equity		
Preferred stock - authorized 1,000,000 shares without par value; no shares issued	-	-
Common stock - authorized 5,000,000 shares without par or stated value; 1,454,750 shares issued	-	-
Additional paid-in capital	8,274	8,256
Retained earnings	15,331	14,856
Accumulated other comprehensive loss, net	(83)	(33)
Treasury stock, at cost (2008 – 384,456 shares, 2007 – 359,148 shares)	(5,342)	(4,944)
Total shareholders' equity	18,180	18,135
Total liabilities and shareholders' equity	$ 181,738	$ 172,994

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years ended June 30, 2008 and 2007
(In thousands, except per share data)

	2008	2007
Interest and dividend income		
Loans, including fees	$ 11,295	$ 10,900
Mortgage-backed securities	23	27
Investment securities	198	155
Interest-bearing deposits and other	299	390
	11,815	11,472
Interest expense		
Deposits	4,397	4,210
Borrowings	744	759
	5,141	4,969
Net interest income	6,674	6,503
Provision for loan losses	858	275
Net interest income after provision for loan losses	5,816	6,228
Noninterest income		
Net gain on sales of loans	173	172
Service charges on deposit accounts	264	264
Other	149	144
	586	580
Noninterest expense		
Employee and director compensation and benefits	2,065	1,948
Occupancy and equipment	473	409
Franchise taxes	231	223
Data processing	346	327
ATM processing	129	105
Professional and consulting fees	264	219
Postage and stationary supplies	160	186
Advertising	153	217
Checking account maintenance expense	222	203
Other	579	505
	4,622	4,342
Income before income taxes	1,780	2,466
Income tax expense	610	843
Net income	$ 1,170	$1,623
Earnings per share:		
Basic	$ 1.08	$ 1.45
Diluted	$ 1.08	$ 1.44

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended June 30, 2008 and 2007
(In thousands)

	2008	2007
Net income	$ 1,170	$ 1,623
Other comprehensive income (loss), net of related tax effects:		
Unrealized holding gains (losses) on securities available for sale during the period, net of taxes (benefits) of $(26) and $32 in 2008 and 2007, respectively	(50)	62
Comprehensive income	$1,120	$1,685

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended June 30, 2008 and 2007
(In thousands, except per share data)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net	Shares acquired by stock benefit plans	Treasury stock	Total
Balance at June 30, 2006	-	$ 8,108	$ 13,745	$ (95)	$ (107)	$ (3,288)	$ 18,363
Adjustment to apply SAB 108 (See Note A)	-	-	100	-	-	-	100
Balance at July 1, 2006	-	8,108	13,845	(95)	(107)	(3,288)	18,463
Net income	-	-	1,623	-	-	-	1,623
Purchase of 107,575 shares of treasury stock	-	-	-	-	-	(1,882)	(1,882)
Amortization expense of stock benefit plans	-	116	-	-	107	-	223
Change in unrealized losses on securities available for sale, net of related tax benefits	-	-	-	62	-	-	62
Exercise of 24,841 stock options, including tax benefit	-	32	-	-	-	226	258
Dividends of $.54 per share	-	-	(612)	-	-	-	(612)
Balance at June 30, 2007	-	8,256	14,856	(33)	-	(4,944)	18,135
Net income	-	-	1,170	-	-	-	1,170
Purchase of 27,308 shares of treasury stock	-	-	-	-	-	(416)	(416)
Change in unrealized losses on securities available for sale, net of related tax benefits	-	-	-	(50)	-	-	(50)
Exercise of 2,000 stock options, including tax benefit	-	18	-	-	-	18	36
Dividends of $.635 per share	-	-	(695)	-	-	-	(695)
Balance at June 30, 2008	$ -	$ 8,274	$ 15,331	$ (83)	$ -	$ (5,342)	$ 18,180

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30, 2008 and 2007
(In thousands)

	2008	2007
Cash flows from operating activities:		
Net income	$ 1,170	$ 1,623
Adjustments to reconcile net earnings to net cash from operating activities:		
Net amortization of investment securities	-	1
Depreciation and amortization	331	296
Provision for loan losses	858	275
Net gain on sales of loans	(173)	(172)
Origination of loans held for sale	(11,961)	(10,090)
Proceeds from sales of loans held for sale	12,629	10,442
Amortization expense of stock benefit plans	-	223
Federal Home Loan Bank stock dividends	(62)	(67)
Increase (decrease) in cash due to changes in:		
Deferred loan origination costs	(28)	52
Accrued interest receivable	62	(112)
Prepaid expenses and other assets	2	(22)
Other liabilities	15	(688)
Accrued interest payable	(39)	52
Deferred federal income taxes	(107)	63
Net cash from operating activities	2,697	1,876
Cash flows from investing activities:		
Purchase of investment securities designated as available for sale	(5,749)	-
Proceeds from maturities/calls of investment securities designated as available for sale	3,500	-
Principal repayments on mortgage-backed securities	39	195
Loan originations and payments, net	(9,222)	(11,972)
Proceeds from participation loan sales to other financial institutions	5,483	1,326
Additions to premises and equipment	(513)	(478)
Net cash from investing activities	(6,462)	(10,929)

Continued

 

FFD FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years ended June 30, 2008 and 2007
(In thousands)

	2008	2007
Cash flows from financing activities:		
Net change in deposits	$ 1,410	$ 18,003
Net change in short-term Federal Home Loan Bank advances	-	(6,000)
Proceeds from Federal Home Loan Bank advances	8,000	10,100
Repayments of Federal Home Loan Bank advances	(536)	(9,473)
Tax benefit of stock options exercised	-	25
Proceeds from exercise of stock options	18	233
Purchase of treasury stock	(416)	(1,882)
Cash dividends paid	(695)	(612)
Net cash from financing activities	7,781	10,394
Net change in cash and cash equivalents	4,016	1,341
Beginning cash and cash equivalents	9,033	7,692
Ending cash and cash equivalents	$ 13,049	$ 9,033
Supplemental cash flow information:		
Cash paid during the year for:		
Federal income taxes	$ 816	$ 1,183
Interest paid	$ 5,180	$ 4,917
Supplemental noncash disclosures:		
Adjustment to Apply SAB 108 (See Note A)	$ -	$ 100

The accompanying notes are an integral part of these statements.

 

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008 and 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:

FFD Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of its wholly-owned subsidiary, First Federal Community Bank (the "Bank"). The Bank conducts a general banking business in its market area of Tuscarawas and contiguous counties in Ohio which consists primarily of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial statements include the accounts of the Corporation, the Bank, and Dover Service Corporation ("Dover Service"), the Bank's wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

Use of Estimates:

The consolidated financial information presented herein has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates. The allowance for loan losses, loan servicing rights and fair values of financial instruments are particularly subject to change.

Cash Flows:

Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and borrowings with original maturities less than 90 days.

Reclassifications:

Some items in the prior year financial statements were reclassified to conform to the current presentation.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008 and 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities:

Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income or loss, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Corporation's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale:

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are sold with servicing rights retained and released. For loans sold with servicing rights retained, the carrying value of mortgage loans sold is reduced by the amount allocated to the servicing rights. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans:

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of loans in process, net deferred loan origination costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses:

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Servicing Assets:

Servicing rights are recognized separately when they are acquired through sales of loans. For sales of mortgage loans prior to July 1, 2007, a portion of the cost of the loan was allocated to the servicing right based on relative fair values. The Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 156 on July 1, 2007, and for sales of mortgage loans beginning in fiscal 2008, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008 and 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by grouping rights based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual group, to the extent that fair value is less than the carrying amount. If the Company later determines that all or portion of the impairment no longer exists for a particular group, a reduction of the allowance may be recorded as an increase to income. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income for servicing loans is based on a contractual percentage of the outstanding principal or a fixed amount per loan and is recorded as income when earned. The amortization of mortgage servicing rights is netted against servicing fee income.

Foreclosed Assets:

Other real estate owned and other assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed. The Corporation had no other real estate owned at June 30, 2008 or 2007.

Premises and Equipment:

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 20 to 30 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 5 to 10 years.

Federal Home Loan Bank stock:

The Bank is a member of the Federal Home Loan Bank ("FHLB") system. Members are required to own a certain amount of FHLB stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loan Commitments and Related Financial Instruments:

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes:

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued):

using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Stock-based Compensation:

The Corporation measures compensation cost for all stock-based awards based on the grant-date fair value and recognizes compensation cost over the service period of stock-based awards, which is usually the same as the vesting period. The fair value of stock options is determined using the Black-Scholes valuation model. Compensation expense related to management recognition plan share awards is based upon fair value of the shares at the date of grant.

Employee Stock Ownership Plan:

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be allocated to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unallocated ESOP shares reduce debt and accrued interest. As of June 30, 2008, all shares held in the ESOP were allocated to participant accounts.

Comprehensive Income:

Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss includes unrealized gains and losses on securities available for sale, net of tax, which are also recognized as a separate component of shareholders' equity.

Loss Contingencies:

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are currently any such matters that will have a material effect on the financial statements.

Restrictions on Cash:

Cash on hand or on deposit with the Federal Home Loan Bank was required to meet compensating balance requirements. The required reserve balance at June 30, 2008 and 2007 was approximately $856,000 and $465,000, respectively. The balances do not earn interest.

Dividend Restriction:

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the holding company or by the holding company to shareholders.

Advertising:

Advertising costs are expensed when incurred. The Corporation's advertising expense for the fiscal years ended June 30, 2008, and 2007 was $153,000 and $217,000, respectively.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008 and 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings Per Common Share:

Basic earnings per common share is computed based upon weighted-average common shares outstanding less shares in the ESOP and recognition and retention plan which are unallocated and not committed to be released. There were no unallocated shares held by the ESOP for the fiscal years ended June 30, 2008 or 2007, respectively. There were 13,917 recognition and retention plan shares that have not been granted as of June 30, 2008 and June 30, 2007. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Stock options for 3,500 shares of common stock were not considered in computing diluted earnings per share for 2008 because they were antidilutive. The computations are as follows:

	2008	2007
Weighted-average common shares outstanding (basic)	1,081,040	1,120,466
Dilutive effect of assumed exercise of stock options	5,894	9,463
Weighted-average common shares outstanding (diluted)	1,086,934	1,129,929

Fair Values of Financial Instruments:

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments:

While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Adoption of New Accounting Standards:

In September 2006, the Securities and Exchange Commission "SEC" released Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", which was effective for fiscal years ending on or after November 15, 2006. SAB No. 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement, SAB No. 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior years errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB No. 108, were to be recorded upon initial adoption of SAB No. 108. The amount so recorded is shown as a cumulative effect adjustment in opening retained earnings as of July 1, 2006. Included in this cumulative effect adjustment was the following item and amount:

The Corporation overaccrued federal income tax expense over several prior years. The annual overaccrual that occurred in prior periods was insignificant to any given prior periods' earnings. The accumulation of these annual overaccruals totaled $100,000 as of July 1, 2006 and resided on the consolidated balance sheet in federal income taxes payable.

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value through Earnings" ("SAB 109"). Previously, SAB 105, "Application of Accounting Principles to Loan Commitments", stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 is effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The adoption of this standard on January 1, 2008 did not have a material impact on the Corporation's consolidated financial position or results of operations.

<u>Effect of Newly Issued But Not yet Effective Accounting Standards</u>:

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of this standard on July 1, 2008 did not have a material impact on the Corporation's consolidated financial position or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Assets and Financial Liabilities". This statement allows entities the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities. Subsequent changes in fair value of the financial assets and liabilities would be recognized in earnings when they occur. This pronouncement also establishes certain additional disclosure requirements. It is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Corporation did not elect the fair value option for any financial asset or financial liability as of July 1, 2008.



FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008 and 2007

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The estimated fair value, gross unrealized gains and gross unrealized losses of investment securities recognized in accumulated other comprehensive income or loss, net of tax at June 30, 2008 and 2007, were as follows:

2008	Fair value	Gross unrealized gains	Gross unrealized losses
		(In thousands)	
Available for sale:			
U.S. Government agency obligations	$ 5,623	$ -	$ (125)
Mortgage Backed Securities:			
Federal National Mortgage Association participation certificates	188	-	(1)
Government National Mortgage Association participation certificates	55	-	-
Total mortgage-backed securities available for sale	243	-	(1)
Total	$ 5,866	$ -	$ (126)

2007	Fair value	Gross unrealized gains	Gross unrealized losses
		(In thousands)	
Available for sale:			
U.S. Government agency obligations	$ 3,448	$ -	$ (51)
Mortgage Backed Securities:			
Federal National Mortgage Association participation certificates	197	-	-
Government National Mortgage Association participation certificates	70	1	-
Total mortgage-backed securities available for sale	267	1	-
Total	$ 3,715	$ 1	$ (51)

$1,952 of the U. S. Government agency obligations designated as available for sale at June 30, 2008, are scheduled to mature in fiscal 2018, $982 in fiscal 2019, $1,000 in fiscal 2020 and the remaining $1,689 is scheduled to mature in fiscal 2023.



FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008 and 2007

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of held to maturity securities at June 30, 2008 and 2007, are shown below:

2008	Carrying amount	Gross unrecognized gains	Gross unrecognized losses	Fair value
		(In thousands)		
Held to maturity:				
Federal Home Loan Mortgage Corporation participation certificates	$ 72	$ 1	$ -	$ 73
Government National Mortgage Association participation certificates	8	-	-	8
Total mortgage-backed securities held to maturity	$ 80	$ 1	$ -	$ 81

2007	Carrying amount	Gross unrecognized gains	Gross unrecognized losses	Fair value
		(In thousands)		
Held to maturity:				
Federal Home Loan Mortgage Corporation participation certificates	$ 84	$ 1	$ -	$ 85
Government National Mortgage Association participation certificates	13	-	-	13
Total mortgage-backed securities held to maturity	$ 97	$ 1	$ -	$ 98

Securities with unrealized losses at year-end 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

2008	Less than 12 months		12 months or more		Total	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
			(In thousands)			
U.S. Government agency obligations	$4,623	$(125)	$ -	$ -	$ 4,623	$(125)
Federal National Mortgage Association participation certificates	181	(1)	-	-	181	(1)
Government National Mortgage Association participation certificates	55	(-)	-	-	55	(-)
Total	$4,859	$ (126)	$ -	$ -	$ 4,859	$ (126)

2007	Less than 12 months		12 months or more		Total	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
			(In thousands)			
U.S. Government agency obligations	$ -	$ -	$ 3,448	$ (51)	$ 3,448	$ (51)

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008 and 2007

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

Management has the intent and ability to hold these securities for the foreseeable future and the declines in the fair value are primarily due to changes in market interest rates. The fair values are expected to recover as securities approach their maturity date.

Mortgage-backed securities and investment securities with an aggregate carrying value of $4.1 million and $3.4 million were pledged to secure public deposits at June 30, 2008 and 2007, respectively.

NOTE C - LOANS

The composition of the loan portfolio at June 30, 2008 and 2007 was as follows:

	2008	2007
	(In thousands)	
Residential real estate		
One- to four-family	$ 63,952	$ 66,018
Multi-family	8,297	8,325
Nonresidential real estate and land	64,085	58,139
Commercial loans - secured	17,353	16,601
Commercial loans - unsecured	71	124
Consumer and other loans	7,241	6,857
	160,999	156,064
Net deferred loan origination costs	226	198
Undisbursed portion of loans in process	(3,511)	(2,009)
Allowance for loan losses	(1,482)	(930)
Loans, net	$ 156,232	$ 153,323

In the ordinary course of business, the Bank has made loans to some of its directors and officers and their related business interests. All loans were made at prevailing rates with no more than the normal risk of repayment and no other unfavorable features.

Loans to principal officers, director and their affiliates during fiscal 2008 were as follows:

	(In thousands)
Beginning balance	$ 2,278
New loans	1,972
Repayments	(788)
Ending balance	$ 3,462

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2008 and 2007

NOTE C – LOANS (continued)

The activity in the allowance for loan losses is summarized as follows for the years ended June 30, 2008 and 2007:

	2008	2007
	(In thousands)	
Beginning balance	$ 930	$ 752
Provision for losses on loans	858	275
Loan charge-offs	(307)	(100)
Recoveries	1	3
Ending balance	$1,482	$ 930

The Bank's impaired loan information is as follows at June 30:

	2008	2007
	(In thousands)	
Impaired loans with related allowance	$1,556	$ -
Impaired loans with no related allowance	128	729
Total impaired loans	$1,684	$ 729
Amount of the allowance for loan losses allocated	$ 411	$ -

	2008	2007
	(In thousands)	
Average of individually impaired loans during year	$1,248	$ 678
Interest income recognized during impairment	52	43
Cash-basis interest income recognized	41	43

Nonperforming loans were as follows:

	2008	2007
	(In thousands)	
Loans past due over 90 days still on accrual	$ -	$ -
Nonaccrual loans	1,160	806

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2008 and 2007

NOTE D – LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at June 30, 2008 and 2007 were $85.7 million and $76.6 million, respectively:

Activity for capitalized mortgage servicing rights and the related valuation allowance follows at June 30:

	2008	2007
	(In thousands)	
Servicing rights:		
Beginning of year	$ 661	$ 679
Additions	129	110
Amortized to expense	(98)	(118)
(Provision)/recovery for loss in fair value	(29)	(10)
End of year	$ 663	$ 661

	2008	2007
	(In thousands)	
Valuation allowance:		
Beginning of year	$ 10	$ -
Additions expensed	29	10
Reductions credited to expense	-	-
Direct write-downs	-	-
End of year	$ 39	$ 10

NOTE E - PREMISES AND EQUIPMENT, NET

Premises and equipment, net at June 30, 2008 and 2007 was comprised of the following:

	2008	2007
	(In thousands)	
Land	$ 821	$ 488
Buildings and improvements	1,740	1,739
Furniture and equipment	1,309	1,135
	3,870	3,362
Less: accumulated depreciation	1,281	1,082
	$2,589	$2,280

Depreciation expense was $204,000 and $168,000 for 2008 and 2007, respectively.

NOTE E - PREMISES AND EQUIPMENT, NET (continued)

The Bank entered into a lease agreement for office premises in Sugarcreek, Ohio under an operating lease expiring during the fiscal year ended June 30, 2013. The annual payment due under the lease in fiscal years 2009 through 2012 is $13,200. For fiscal year 2013, the lease expires April 30, 2013 with annual lease payments of $11,000.

Rental expense under operating leases totaled approximately $17,800 for the year ended June 30, 2008 and $20,000 for the year ended June 30, 2007.

NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30, 2008 and 2007:

Deposit type and weighted-average interest rate	2008 Amount (In thousands)	2008 %	2007 Amount (In thousands)	2007 %
Demand deposit accounts	$ 10,729	7.6%	$ 9,984	7.1 %
NOW accounts				
2008 – 1.15%	32,049	22.7		
2007 – 2.36%			28,785	20.6
Passbook				
2008 – 1.05%	22,027	15.6		
2007 - 1.87%			23,840	17.0
Total demand, transaction and passbook deposits	64,805	45.9	62,609	44.7
Certificates of deposit				
Original maturities of:				
Less than 12 months				
2008 – 3.58%	15,923	11.3		
2007 - 4.94%			12,140	8.7
12 months to 29 months				
2008 – 4.41%	18,906	13.3		
2007 – 4.97%			21,754	15.5
30 months to 47 months				
2008 – 4.39%	6,073	4.3		
2007 - 4.33%			9,292	6.6
48 months to 60 months				
2008 – 4.11%	4,052	2.9		
2007 – 4.01%			3,760	2.7
Balances in excess of $100,000				
2008 – 3.54%	21,754	15.4		
2007 - 4.91%			21,178	15.2
Individual retirement accounts				
2008 – 4.08%	9,819	6.9		
2007 – 4.62%			9,189	6.6
Total certificates of deposit	76,527	54.1	77,313	55.3
Total deposit accounts	$141,332	100.0%	$139,922	100.0%

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2008 and 2007

NOTE F – DEPOSITS (continued)

Interest expense on deposits for the years ended June 30, 2008 and 2007 is summarized as follows:

	2008	2007
	(In thousands)	
Passbook	$ 330	$ 530
NOW accounts	530	405
Certificates of deposit	3,537	3,275
	$4,397	$4,210

Scheduled maturities of outstanding certificates of deposit over the next five years as of June 30, 2008 were as follows:

	2008
	(In thousands)
2009	$ 60,328
2010	10,518
2011	3,425
2012	1,424
2013	832
	$ 76,527

At June 30, 2008 and 2007, the Corporation had $24.7 million and $23.6 million, respectively, in certificates of deposit and individual retirement accounts with balances of $100,000 or more.



NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the FHLB were collateralized at June 30, 2008 and 2007, by a pledge of certain residential mortgage loans totaling $41.7 million and $41.4 million respectively. Based on this collateral and the Bank's holdings of FHLB stock, the Bank is eligible to borrow up to $33.5 at year-end 2008. Information on the rates, maturities and balances FHLB advances at June 30, 2008 and 2007 is set forth below.

Interest rate	Final Maturity in year ending June 30,	2008	2007
		(In thousands)	
2.61%-5.65%	2009	3,085	208
3.23%-4.89%	2010	956	1,073
2.90%-5.36%	2011	2,500	2,500
4.68%-4.86%	2012	6,000	6,000
3.84%	2013	2,000	-
4.43%-6.10%	2014	580	642
2.82%-4.06%	2015	2,273	309
4.63%	2016	694	816
4.58%	2017	1,000	1,000
3.57%-5.63%	After 2017	1,507	583
		$ 20,595	$ 13,131
Weighted-average interest rate		3.95%	4.90%

Each advance is payable at its maturity. Prepayment penalties may apply to selected fixed rate or longer term variable rate advances.

NOTE H - OTHER BORROWINGS

The Corporation in place a $2.5 million line of credit with another financial institution. The line, when drawn upon, will be collateralized by the Bank's common stock held by the Corporation. The Corporation had no outstanding balances on this line of credit as of either June 30, 2008 or June 30, 2007.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2008 and 2007

NOTE I – BENEFIT PLANS

Employee Stock Ownership Plan: Employees participate in an Employee Stock Ownership Plan ("ESOP"). The ESOP borrowed from the Corporation to purchase shares of stock. The Corporation makes discretionary contributions to the ESOP, as well as pays dividends on unallocated shares held in the ESOP, and the ESOP uses funds it receives to repay the loan. When loan payments are made, ESOP shares are allocated to participants based on relative compensation and expense is recorded. Dividends on allocated shares increase participant accounts. Participants receive the shares at the end of employment.

Expense related to the ESOP totaled approximately $0 and $106,000 for the fiscal years ended June 30, 2008 and 2007. The ESOP year ends on December 31. The plan year ending December 31, 2006 was the final year and as a result only one-half year of expense was incurred during fiscal 2007.

Shares held by the ESOP were as follows as of June 30:

	2008	2007
Allocated to participants	116,426	125,082
Unreleased	-	-
Shares committed to be released	-	-
Total ESOP shares	116,426	125,082
Fair value of unreleased shares	$ -	$ -

Recognition and Retention Plan: The Corporation has adopted a Recognition and Retention Plan ("RRP"). The Bank funded the RRP through the purchase of 40,600 shares of the Corporation's common stock in the open market. All awarded shares were fully vested as of June 30, 2006. There was no RRP expense for the fiscal years ended June 30, 2008 or 2007. Unawarded shares total 13,917 as of June 30, 2008.

Stock Option Plan: The Corporation's 1996 Stock Option Plan (the "Plan"), which is shareholder-approved, permits the grant of share options to its employees for up to 169,838 shares of common stock. When granted, options have an exercise price equal to the market price of the Corporation's common shares at the date of grant; those option awards have a vesting period of five years and a ten-year contractual term. The Corporation has a policy of using shares held as treasury stock to satisfy share option exercises. Currently, the Corporation has a sufficient number of treasury shares to satisfy expected share option exercises.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Corporation's common stock. The Corporation uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding,

NOTE I – BENEFIT PLANS (continued)

which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. No options were granted during 2008 or 2007.

A summary of the activity in the stock option plan for 2008 follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at beginning of year	29,780	$ 10.75		
Granted	-	-		
Exercised	(2,000)	9.25		
Forfeited or expired	-	-		
Outstanding at end of year	27,780	$ 10.85	3.8 yrs	$ 57,888
Exercisable at end of year	27,780	$ 10.85	3.8 yrs	$ 57,888
Options available for grant	-			

Information related to the stock option plan during each year follows:

	2008	2007
	(In thousands)	
Intrinsic value of options exercised	$ 12	$ 154
Cash received from option exercised	18	233
Tax benefit realized from option exercises	-	25

During 2000, the Corporation modified the exercise price and contractual life of fully vested options held by a director and executive officer of the Corporation. As a result of the modification, a liability has been accrued for the difference between the fair market value of the stock and the option exercise price. The accrued liability was $55,000 and $60,000 at June 30, 2008 and 2007, respectively. 6,935 modified options remain outstanding at June 30, 2008 with an exercise price of $9.25 an original contractual life of 10 years and a remaining contractual period of 2 years. In conjunction with adoption of SFAS No. 123(R) there will be no further expense recognized for these modified stock options.

401(k) Plan. A 401(k) benefit plan allows employee contributions upon attaining age 21 and six months of service. Employee contributions are limited to the permissible amounts as defined by the Internal Revenue Service. The Corporation contributes an amount equal to 3% of each participant's annual compensation. Additionally, the Corporation may make discretionary contributions. For 2007 and 2008, the Corporation matched the first 4% of the participant's elective contribution. The expense of the 401(k) plan was $93,000 and $64,000 for the years ending June 30, 2008 and 2007, respectively.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2008 and 2007

NOTE J – FEDERAL INCOME TAXES

Income tax expense was as follows:

	2008	2007
	(In thousands)	
Current expense	$ 717	$ 780
Deferred expense	(107)	63
	$ 610	$ 843

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30, 2008 and 2007 as follows:

	2008	2007
	(In thousands)	
Federal income taxes at statutory rate (34%)	$ 605	$ 838
Increase in taxes resulting primarily from:		
Other	5	5
Federal income taxes per consolidated financial statements	$ 610	$ 843
Effective tax rate	34.3%	34.2%

Year-end deferred tax assets and liabilities were due to the following:

	2008	2007
	(In thousands)	
Deferred tax assets:		
Retirement expense	$ 40	$ 45
Allowance for loan losses	504	316
Unrealized loss on securities designated as available for sale	43	17
Other	14	10
Deferred tax assets	601	388
Deferred tax liabilities:		
Net deferred loan origination costs	(59)	(63)
Prepaid expense	(53)	-
Federal Home Loan Bank stock dividends	(427)	(406)
Depreciation	(60)	(51)
Mortgage servicing rights	(226)	(225)
Deferred tax liabilities	(825)	(745)
Net deferred tax liability	$ (224)	$ (357)

NOTE J – FEDERAL INCOME TAXES (continued)

Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2008, include approximately $1.65 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $561,000 at June 30, 2008.

The adoption of FIN 48 at July 1, 2007 had no impact on the Corporation's financial statements. At July 1, 2007 and June 30, 2008, the Corporation had no unrecognized tax benefits recorded. The Corporation does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.

The Corporation is subject to U.S. federal income tax. The Corporation is no longer subject to examination by the federal taxing authority for years prior to 2004. The tax years 2004-2007 remain open to examination by the U.S. taxing authority.

NOTE K - COMMITMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies and collateral requirements in issuing commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At June 30, 2008, the Bank had no outstanding commitments to purchase loans.

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2008		2007	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
	(In thousands)		(In thousands)	
Commitments to make loans	$ -	$ 1,405	$ -	$ 3,270
Unused lines of credit	202	30,456	217	29,140
Standby letters of credit	-	968	-	744

Commitments to make loans are generally made for periods of 60 days or less.

The fixed unused lines of credit have interest rates ranging from 7.000% to 7.775% at June 30, 2008 and have maturities ranging from 18 months to 10 years.



FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2008 and 2007

NOTE L - REGULATORY CAPITAL

The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

OTS minimum capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement and a risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During fiscal 2008, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. Management does not believe there have been any changes in facts and circumstances that would change the Bank's capital category. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

As of June 30, 2008 and 2007, management believes that the Bank met all capital adequacy requirements to which it was subject.

As of June 30, 2008

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In thousands)			
Total capital (to risk-weighted assets)	$18,945	13.1%	$11,572	8.0%	$14,465	10.0%
Tier 1 (core) capital (to risk-weighted assets)	17,463	12.1%	5,786	4.0%	8,679	6.0%
Tier 1 (core) capital (to adjusted total assets)	17,463	9.6%	7,268	4.0%	9,085	5.0%
Tangible capital (to adjusted total assets)	17,463	9.6%	2,726	1.5%	N/A	



FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2008 and 2007

NOTE L - REGULATORY CAPITAL (continued)

As of June 30, 2007

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
			(In thousands)			
Total capital (to risk-weighted assets)	$18,271	13.2%	$11,087	8.0%	$ 13,860	10.0%
Tier 1 (core) capital (to risk-weighted assets)	17,341	12.5%	5,543	4.0%	8,316	6.0%
Tier 1 (core) capital (to adjusted total assets)	17,341	10.0%	6,916	4.0%	8,644	5.0%
Tangible capital (to adjusted total assets)	17,341	10.0%	2,593	1.5%	N/A	

The Bank's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test was met as of June 30, 2008.

OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. The Bank is required to submit a notice of dividends payable with the OTS prior to payment. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. At June 30, 2008, the Bank obtained OTS approval to dividend approximately $1,450,000 to the Corporation.



FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2008 and 2007

NOTE M - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments at year end were as follows:

	2008		2007	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 13,049	$ 13,049	$ 9,033	$ 9,033
Investment securities	5,623	5,623	3,448	3,448
Mortgage-backed securities	323	324	364	365
Loans receivable, net	156,232	159,924	153,323	151,298
Loans held for sale	-	-	624	624
Accrued interest receivable	621	621	683	683
Federal Home Loan Bank stock	2,389	N/A	2,327	N/A
Financial liabilities				
Deposits	$ (141,332)	$ (138,254)	$ (139,922)	$ (134,524)
Advances from the Federal Home Loan Bank	(20,595)	(20,875)	(13,131)	(12,754)
Accrued interest payable	(186)	(186)	(225)	(225)

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. The allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. The fair value of off-balance-sheet items is not material.



NOTE N – PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial statements for The Corporation (parent only) are as follows:

FFD FINANCIAL CORPORATION
CONDENSED STATEMENTS OF FINANCIAL CONDITION
June 30, 2008 and 2007
(In thousands)

ASSETS	2008	2007
Cash and due from banks	$ 209	$ 124
Investment in Bank subsidiary	17,445	17,373
Prepaid federal income taxes	508	622
Prepaid expenses and other assets	18	16
Total assets	$18,180	$18,135
SHAREHOLDERS' EQUITY		
Shareholders' equity		
Common stock and additional paid-in capital	$ 8,274	$ 8,256
Retained earnings	15,331	14,856
Accumulated other comprehensive loss, net	(83)	(33)
Treasury stock - at cost	(5,342)	(4,944)
Total shareholders' equity	$18,180	$18,135

FFD FINANCIAL CORPORATION
CONDENSED STATEMENTS OF EARNINGS
Years ended June 30, 2008 and 2007
(In thousands)

	2008	2007
Income		
Revenue		
Interest income	$ 3	$ 12
Dividends from Bank subsidiary	1,250	2,450
	1,253	2,462
Expenses		
Interest expense	-	15
General and administrative expenses	287	259
	287	274
Earnings before income taxes and equity in undistributed earnings	966	2,188
Federal income tax benefit	(97)	(89)
Income before equity in undistributed earnings	1,063	2,277
Equity in undistributed (distributions in excess of) net income of Bank subsidiary	107	(654)
Net income	$1,170	$1,623

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2008 and 2007

NOTE N – PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (continued)

FFD FINANCIAL CORPORATION
CONDENSED STATEMENTS OF CASH FLOWS
Years ended June 30, 2008 and 2007
(In thousands)

	2008	2007
Cash flows from operating activities:		
Net income	$ 1,170	$ 1,623
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:		
Distributions in excess of (equity in undistributed) net income of Bank subsidiary	(107)	654
Increase (decrease) in cash due to changes in:		
Prepaid expenses and other assets	(2)	(5)
Prepaid federal income taxes	117	(230)
Net cash provided by operating activities	1,178	2,042
Cash flows from investing activities:		
Proceeds from repayment of loan to ESOP	-	143
Net cash provided by investing activities	-	143
Cash flows from financing activities:		
Proceeds from exercise of stock options	18	233
Purchase of treasury stock	(416)	(1,882)
Cash dividends paid on common stock	(695)	(612)
Net cash used in financing activities	(1,093)	(2,261)
Net increase (decrease) in cash and cash equivalents	85	(76)
Cash and cash equivalents at beginning of year	124	200
Cash and cash equivalents at end of year	$ 209	$ 124

FFD FINANCIAL CORPORATION
AND
FIRST FEDERAL COMMUNITY BANK
DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors of
FFD Financial Corporation and
First Federal Community Bank

Richard A. Brinkman, Jr.
CEO
AAA of Tuscarawas County

Stephen G. Clinton
President
Capital Market Securities, Inc.

Leonard L. Gundy
President
Benchmark Construction, Inc.

David W. Kaufman
Broker / Owner
Kaufman Realty and Auction

Enos L. Loader
Chairman of the Board
and
Retired Senior Bank Officer

Robert D. Sensel
President and Chief Executive Officer
Dover Hydraulics, Inc.

Directors Emeritus
FFD Financial Corporation and
First Federal Community Bank

J. Richard Gray
Chairman
Hanhart Agency, Inc.

Executive Officers of
FFD Financial Corporation and
First Federal Community Bank

Trent B. Troyer
President and Chief Executive Officer

Scott C. Finnell
Executive Vice President

Robert R. Gerber
Senior Vice President, Treasurer and Chief Financial Officer

Sally K. O'Donnell
Senior Vice President and Corporate Secretary

Other Officers of
First Federal Community Bank

Michele L. Larkin
Vice President

Nick G. McMillen
Vice President

Stephenie M. Wilson
Assistant Vice President

Kristofer A. Kreinbihl
Banking Officer

Carol L. Slemmer
Banking Officer



SHAREHOLDER SERVICES

Registrar and Transfer Company serves as transfer agent and dividend distributing agent for FFD's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

ANNUAL MEETING

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 21, 2008, at 1:00 P.M., local time, at the Toland-Herzig Monarch Center, 831 Boulevard, Dover, Ohio 44622. Shareholders are cordially invited to attend.

ANNUAL REPORT ON FORM 10-KSB

A copy of FFD's Annual Report on Form 10-KSB will be available at no charge to shareholders upon request to:

FFD Financial Corporation
321 North Wooster Avenue
Dover, Ohio 44622
Attention: Secretary



NOTES

NOTES

Investing in our community...it's not just a slogan; it's the way we do business at First Federal Community Bank

Not only do we provide a wide array of financial services, our people invest back into the community in the following ways:

Leadership & Volunteer roles in the following...

Tuscarawas County Chamber of Commerce
CIC Board of Trustees
American Red Cross Board of Directors
Kent State University Tuscarawas County Board
Kent State Tuscarwas University Foundation
Tuscarawas County Community Foundation
East Central Ohio Builders & Industry Association
Rainbow Connection Board of Directors
Leadership Tuscarawas
New Philadelphia Kiwanis Club
Dover Rotary Club
Tuscarawas Center for the Arts
Holmes County Chamber of Commerce
Sugarcreek Business Men Association
Business Factory Board of Directors
Tuscarawas County 4-H Advisors
Tuscarawas County Pork Producers
Tuscarawas County Farm Bureau
Tuscarawas AAA Board of Directors
Tuscarawas County Board of Realtors
United Way of Tuscarawas County
Union Hospital Development & Community Relations
Tuscora Chapter SHRM
Buckeye Career Center Business Academy Committee
Dover Public Library Board of Directors
Tuscarawas County YMCA Board of Directors
Tuscarawas County Save our Homes Task Force
New Philadelphia Rotary Club
Main Street New Philadelphia
Twin City Hospital Board of Directors
American Red Cross Home Town Heroes Program
Ohio Bankers League Board of Directors
Dover Lions Club
Tuscarawas County Convention & Visitors Board
Tuscarawas County Ohio State Agriculture 4-H Board
Society for Equal Access

Employee donations / funds raised for $14,188.55 provided to...

Rainbow Connection
Leadership Tuscarawas
Friends of Foster Families
Dress a Child
Hospice of Tuscarawas County
Tuscarawas County Food Pantry
Share-A-Christmas
American Red Cross
Harbor House
American Cancer Society Relay for Life
Salvation Army
United Way of Tuscarawas County
Union Hospital Breast Cancer Awareness Campaign
Big Brothers Big Sisters

In memory of Dick Herzig

Former Director Emeritus of First Federal Community Bank.



Dick Herzig, a former Director and Director Emeritus, died on March 28, 2008. He served the bank for over three decades. In 1949, he joined his father-in-law, John W. Toland, as a partner in the operation of Toland-Herzig Funeral Homes where he then continued serving the needs of families for nearly 50 years.

Dick was a lifelong member of the St. John's United Church of Christ in Dover, where he previously served on the church council. He also faithfully served his country in the United States Navy in World War II, and also entertained by playing drums with Navy dance bands. Following his military service, he entered the Pittsburgh Institute of Mortuary Science where he was honored with the Dean's Award.

Dick also served the community in many capacities. Not only was he recently a Director Emeritus of First Federal Community Bank, he was also Charter President of the Exchange Club in Dover, and was a former member of the Dover Rotary and Jaycees. He was past President of the Tuscarawas County Humane Society, Past Exalted Ruler and life member of the Dover B.P.O.E. #975, and also served and participated in many other community organizations.

Dick passed away following a brief illness. He joined his wife Marilyn (Toland) Herzig who died January 8, 1996. He left behind his two children, four grandchildren, four great grandchildren and his canine companion, Chelsey. Dick will be deeply missed by all who knew him.

May 9, 1925 – March 28, 2008


First Federal
COMMUNITY BANK

FFD Financial Corporation
First Federal Community Bank

321 N. Wooster Ave
P.O. Box 38
Dover, Ohio 44622

Phone: (330) 364-7777
Toll Free: (866) 849-3560
www.onlinefirstfed.com

NASDAQ Symbol: FFDF



END